Exhibit 99.3

 TITAN TRADING ANALYTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, OCTOBER 2, 2009

NOTICE OF MEETING
AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TITAN TRADING ANALYTICS INC. OF PROXIES TO BE VOTED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF TITAN TRADING ANALYTICS INC. TO BE HELD ON FRIDAY, OCTOBER 2, 2009.

TO BE HELD AT:

Unit 120, 4445 Calgary Trail,
Edmonton, Alberta

At 2:00 p.m. (Edmonton Time)

Dated:  August 25, 2009

TITAN TRADING ANALYTICS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, OCTOBER 2, 2009

To Holders of Common Shares:

The Annual and Special Meeting (the “Meeting”) of the shareholders of Titan Trading Analytics Inc. (the “Company”) will be held on Friday, October 2, 2009 at Unit 120, 4445 Calgary Trail, Edmonton, Alberta at 2:00 p.m. for the following purposes:

1.
to receive and consider the audited financial statements of the Company for the year ended October 31, 2008, the report of the auditors thereon and the unaudited financial statements of the Company for the six month interim period ended April 30, 2009;

2.	to fix the number of directors to be elected at the Meeting at six members;

3.	to elect directors for the ensuing year;

4.	to appoint Auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	to approve, with or without modification, the ordinary resolution amending the stock option plan of the Company;

6.
to approve, with or without modification, the ordinary resolution of disinterested shareholders relating to the proposed amendment to the terms of the previously approved acquisition of trading software;

7.
to approve, with or without modification, the special resolution approving the sale of all or substantially all of the property of the Company to a subsidiary of the Company pursuant to section 190 of the Business Corporations Act (Alberta), in connection with a reorganization of the assets of the Company; and

8.	to transact any other business that may properly come before the Meeting or anyadjournment thereof.

The board of directors has fixed the close of business on Friday, August 14, 2009 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Wednesday, September 30, 2009, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Edmonton, Alberta, this 25th day of August, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Kenneth W. Powell”
Kenneth W. Powell
CEO & Chairman

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  2009 Information Circular

TITAN TRADING ANALYTICS INC.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (“MANAGEMENT INFORMATION CIRCULAR”) IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF TITAN TRADING ANALYTICS INC. (THE “COMPANY”) of proxies from the holders of Common Shares (the “Common Shares”) for the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held on Friday, October 2, 2009 at 2:00 p.m. at Unit 120, 4445 Calgary Trail, Edmonton, Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares (as defined below) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Company and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Company’s transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Wednesday, September 30, 2009, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Company or with Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the

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  2009 Information Circular

Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in the Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communications) (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All reference to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

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  2009 Information Circular

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Company.

QUORUM

The by-laws of the Company provide that a quorum of shareholders is present at a meeting of shareholders of the Company if at least two persons are present in person or by proxy representing not less than one-twentieth (5%) of the outstanding shares of the Company entitled to be voted at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at the effective date of this Management Information Circular (the “Effective Date”), which is August 25, 2009, the Company has 52,711,878 Common Shares without nominal or par value outstanding. There are no preferred shares issued or outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on August 14, 2009 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Company, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company except as follows:

Name	Type of Ownership	Number of Common Shares Owned or Controlled at the Effective Date	Percent of Outstanding Common Shares
Kenneth W. Powell	Direct / Indirect	6,657,662	12.63%

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  2009 Information Circular

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for the three (3) most recently completed financial years, for services in all capacities to the Company and its subsidiaries in respect of individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year Ended Oct. 31	Annual Compensation			Long-term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Options/SARS(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)
Kenneth Powell(3) President and CEO & CFO	2008 2007 2006	90,000 84,500 60,000	Nil Nil 5,000	Nil Nil Nil	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)           “SAR” or “Stock Appreciation Right” means a right, granted by the Company or its subsidiaries as compensation foremployment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes inthe trading price of publicly traded securities of the Company.
(2)           “LTIP” or “Long-term Incentive Plan” means a plan providing compensation intended to motivate performance over aperiod greater than one financial year. LTIP’s do not include option or SAR plans or plans for compensation throughshares or units that are subject to restrictions on resale.
(3)	Dr. Kenneth Powell became President and CEO of the Company on January 21, 2003, and has acted as CFO since June 1, 2005.

Compensation of Directors

The Company currently has five (5) directors, one (1) of whom is also a Named Executive Officer. Other than as set forth herein, in the most recently completed financial year, the Company paid no cash compensation to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

During the most recently completed financial year, the Company paid consulting fees to Michael Gossland in the total amount of $120,000 and to Cignal Technologies, LLC, a company wholly-owned by Philip Carrozza in the total amount of USD $120,000.

During the most recently completed financial year ended October 31, 2008, directors received in aggregate options to purchase 400,000 Common Shares at an average price of $0.37 per Common Share expiring January 28, 2013.

Named Executive Officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Named Executive Officers in their capacity as executive officers. See “EXECUTIVE COMPENSATION – Summary Compensation Table”.

Stock Options and Stock Option Plan

General

For a description of the stock option plan of the Company (the “Plan”) see “PARTICULARS OF MATTERS TO BE ACTED UPON – Approval of Amended Stock Option Plan”.

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  2009 Information Circular

Options Granted During the Most Recently Completed Financial Year

The following table sets forth information in respect of all stock options and freestanding stock appreciation rights, if any, granted to the Named Executive Officers during the twelve month period ended October 31, 2008.

Name	Securities Under Options/SARs Granted (#)	Percentage of Total Options/SARs Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Security)	Expiry Date	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)
Kenneth Powell	100,000	2.9%	$0.37	January 28, 2013	$0.38

Note:
(1)	The total number of options granted during the twelve month period ended October 31, 2008 was 3,460,000.

Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officers as of the most recent financial year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the- Money Options at Financial Year-end(1) Exercisable/Unexercisable
Kenneth Powell	Nil	Nil	970,000 / 50,000	$112,000 / Nil

Note:
(1)
Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the TSX Venture on the last day the Common Shares traded prior to the most recent financial year-end, being October 31, 2008 ($0.35), less the exercise price of in-the-money stock options multiplied by the number of options.

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Company has not had and does not currently have any long-term incentive plans.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, the Named Executive Officer of the Company since incorporation. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Company did not make any downward repricing of stock options or stock appreciation rights in its most recently completed financial year.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The

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  2009 Information Circular

Company is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

During the fiscal year ended October 31, 2008, the Company did not have in place any employment contract between the Company or any subsidiary or affiliate thereof and any Named Executive Officer.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which did not amount to $10,000 or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by security holders	7,810,593	$0.29	1,772,276(1)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	7,810,593	$0.29	1,772,276

Note:
(1)
The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 9,282,869, as approved at the last annual general meeting of shareholders held on September 19, 2008.

MANAGEMENT CONTRACTS

Other than as set forth herein, during the most recently completed financial year, no management functions of the Company were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as set forth below, no director, executive officer, employee or former director, executive officer or employee of the Company nor any of their associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

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  2009 Information Circular

AGGREGATE INDEBTEDNESS AS AT FINANCIAL YEAR END OCTOBER 31, 2008

Purpose	To the Company or its Subsidiaries ($)	To Another Entity ($)
Share purchases	$30,000	N/A
Other	$28,754	N/A

INDEBTEDNESS OF DIRECTORS AND OFFICERS UNDER SECURITIES PURCHASE

AND OTHER PROGRAMS

Name of Debtor and Principal Position	Involvement of the Company or Subsidiary	Largest Amount Outstanding During Financial Year End October 31, 2008 ($)	Amount Outstanding as at the Effective Date ($)	Financially Assisted Securities Purchases During Financial Year End October 31, 2008 (#)	Security for Indebtedness	Amount Forgiven During Financial Year End October 31, 2008 ($)
Securities Purchase Programs
KW Powell	n/a	$10,000.00	Nil	Nil	None	Nil
Phil Carrozza	n/a	$20,000.00	Nil	Nil	None	Nil
Other Programs
KW Powell	n/a	$28,754.00	Nil	Nil	None	Nil

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

The Company has acquired certain executable programs and software-based formulas from Michael Gossland, a director and officer of the Company pursuant to the terms of an amended and restated software transfer agreement dated July 10, 2006 between the Company and Michael Gossland. The Company has also acquired certain trading models and their accompanying indicators from Philip Carrozza, a director of the Company, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza pursuant to the terms of an amended and restated software transfer agreement dated July 10, 2006 among the Company, Cignal Technologies, LLC and Philip Carrozza. For a description of the material terms of the software transfer agreements, and the proposed amendments thereto, see “PARTICULARS OF MATTERS TO BE ACTED UPON - Disinterested Shareholder Approval of Amendments to the Software Acquisition Agreements”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

The Company is proposing to amend the terms of the software transfer agreements described above.  See “PARTICULARS OF MATTERS TO BE ACTED UPON - Disinterested Shareholder Approval of Amendments to the Software Acquisition Agreements”.

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  2009 Information Circular

AUDIT COMMITTEE

Audit Committee Terms of Reference and Composition

The Company is required to have an Audit Committee. The general function of the Audit Committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditor.

The Audit Committee Terms of Reference are attached as Exhibit I.

Audit Committee Composition

The following are the members of the Committee, effective as of August 25, 2009:

Robert Roddick	Independent(1)	Financially literate(1)
Harold Elke	Independent(1)	Financially literate(1)
Michael Gossland	Not independent	Financially literate(1)
Note:
(1)	As defined by National Instrument 52-110 (“NI 52-110”).

Relevant Education and Experience

Robert Roddick

Robert Roddick, Q.C. has been a partner with Roddick, Scott & Johnson, Barristers and Solicitors, for over twenty-five years.

Harold Elke

Harold Elke has been an independent businessman for over twenty-five years and has extensive business experience in both Europe and Asia, and in commercial real estate in Canada.

Michael Gossland

Michael Gossland, M. Sc., P. Eng., is one of the original principals of the Company, which he co-founded in 1994. He received his Master of Science degree from the University of Saskatchewan in 1978.  In 1989, he obtained his designation as a Professional Engineer, Electrical Branch (Association of Professional Engineers of Ontario).  From 1986 to 1991, Mr. Gossland was Software Project Manager for Sciex, a division of MDS Health Group Inc. of Toronto, Ontario.  In 2004, he joined APEG of BC and transferred his Professional Engineering License from Ontario to British Columbia. He is the Director of Software Development at the Company and has 20 years of experience in computer technology, spending the last 15 years focusing on financial data analysis, software trading tools, and real-time trading systems.

All of the members of the Audit Committee have been either directly or indirectly involved in the preparation of the financial statements, filing of quarterly and annual financial statements, dealing with auditors, or as a member of the Audit Committee.  All members of the Audit Committee have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

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  2009 Information Circular

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee had adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Terms of Reference attached hereto as Exhibit 1 under the heading “External Auditors”.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008 2007	$66,300 $60,000	Nil Nil	Nil Nil	Nil Nil

Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Company. The Board of Directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making.

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose its corporate governance practices, as summarized below.

1.           Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through meetings of the Board and through frequent informal discussions among the independent members of the board of directors and management.

The Board of Directors is currently composed of five directors and all of those individuals are nominated for re-election at the Meeting.

NI 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the board of directors, reasonably interfere with the exercise of a director’s independent judgment. Of the current directors of the Company, Harold Elke and Robert F. Roddick are considered by the Board of Directors to be “independent” within the meaning of NI 58-101 and Michael Gossland, Philip Carrozza, and Kenneth Powell are members of management and accordingly they are considered to be not-independent.

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  2009 Information Circular

2.           Directorships

The following directors of the Company are directors of other reporting issuers:

Director	Other Reporting Issuer
Kenneth Powell	Firestone Ventures Inc.

3.           Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues with the Company. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business.

The introduction and education process will be reviewed on an annual basis and will be revised accordingly.

4.           Ethical Business Conduct

The Board of Directors has considered adopting a written code of business conduct and ethics and has decided not to adopt such a code at the present time.

The Board of Directors has established a Whistle Blower Policy, which details the complaint procedure for concerns about any aspect of the Company’s activities and operations.

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, the Board of Directors must comply with the conflict of interest provisions of the Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

5.           Nomination of Directors

The Board of Directors determines new nominees to the Board of Directors, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

6.           Compensation

The board of directors has not appointed a compensation committee.  The entire board of directors is currently responsible for reviewing all compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; determining the compensation of executive officers and reviewing executive appointments.

Titan Trading Analytics Inc.                                                                      2009 Information Circular

7.           Other Board Committees

Other than the audit committee, the board does not have any other committees. The Company may implement a governance committee when the size of the Company mandates this.

8.           Assessments

The Board of Directors monitors but does not formally assess the performance of individual Board members or committee members of their contribution.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1.           Report and Financial Statements

The board of directors of the Company has approved all of the information in the audited financial statements of the Company for the year ended October 31, 2008, the report of the auditor thereon, and the unaudited financial statements of the Company for the interim period ended April 30, 2009.  Copies of the audited financial statements were previously mailed to registered shareholders of the Company and to beneficial shareholders that responded to the Company’s request card pursuant to National Instrument 51-102.  Copies of the unaudited financial statements of the Corporation for the interim period ending April 30, 2009 were previously mailed to those registered and beneficial shareholders that responded to the Company’s request card pursuant to National Instrument 51-102.  The financial statements are also available on the Company’s SEDAR profile at www.sedar.com and will be tabled at the Meeting.

2.           Fix Number of Directors to be Elected at the Meeting

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that six (6) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at six (6).

3.           Election of Directors

The Company currently has five (5) directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, as necessary, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors;

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  2009 Information Circular

however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company or the provisions of the Business Corporations Act to which the Company is subject.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Position Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date (1)(2)
Kenneth W. Powell Edmonton, Alberta Director since January 22, 2003	President and CEO of the Company; practicing Dentist; and Chairman of Firestone Ventures Inc. since December 2002 (a mining company listed on the TSX Venture Exchange - FV).	6,657,662 (12.63%)
Michael Gossland (3) Nanaimo, British Columbia Director since September 15, 1995	Secretary, and Chief Technology Officer of the Company	374,000 (<1%)
Philip Carrozza Narragansett, Rhode Island, USA Director since June 9, 2003	Director of US Trading Operations of the Company. Mr. Carrozza is a principal of Cignal Technologies, LLC.	823,529 (1.6%)
Robert F. Roddick, Q. C. (3) Edmonton, Alberta Director since November 29, 2004	Partner with Roddick Scott & Johnson for over twenty-five years.	101,667 (<1%)
Harold Elke (3) Lethbridge, Alberta Director since October 24, 2006	Practicing Dentist since 1982.	2,446,587 (4) (4.6%)
Joseph Francese Edmonton, Alberta Director Nominee	Chief Investment Officer of PROFORMA Capital Inc. since 1994.	1,806,000(5) (3.426%)

Notes:
(1)
Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon the information furnished to the Company by the above individuals.

(2)           Assumes a total of 52,711,878 Common Shares issued and outstanding as at the Effective Date.
(3)           Directors who are currently members of the Company’s Audit Committee.
(4)           1,137,617 Common Shares are held by Harold F. G. Elke Professional Corporation.
(5)           1,556,000 Common Shares are controlled by Joseph Francese.

Cease Trade Orders or Bankruptcies

Cease Trade Orders

No proposed director, within 10 years before the date of this Management Information Circular, has been a director, chief executive officer or chief financial officer of any company that:

(a) was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

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  2009 Information Circular

No proposed director, within 10 years before the date of this Management Information Circular, has been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director has, within 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties and Sanctions

No proposed director has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director, other than a settlement agreement entered into before December 31, 2000 that would likely not be important to a reasonable securityholder in deciding whether to vote for a proposed director.

4.           Appointment of Auditor

The shareholders will be asked to vote for the re-appointment of Collins Barrow Edmonton LLP as the auditor of the Company to hold office until the next annual meeting of the Shareholders at remuneration to be fixed by the directors. Collins Barrow Edmonton LLP was first appointed as the auditor of the Company by the board of directors on October 20, 2006.

Unless directed otherwise by a proxy holder, or such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favor of a resolution appointing Collins Barrow Edmonton LLP as auditor of the Company for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of Collins Barrow Edmonton LLP is removed from office or resigns as provided by the Company's by-laws, and the Management Designees also intend to vote the Common Shares represented by any such proxy in favor of a resolution authorizing the Board of Directors to fix the compensation of the auditor.

5.           Approval of Amended Stock Option Plan

The purpose of the Plan is to afford persons who provide services to the Company or any of its subsidiaries or affiliates, whether they be directors, officers, employees, management company employees, or consultants, an opportunity to obtain a proprietary interest in the Company by permitting them to purchase Common Shares of the Company and to aid in attracting, as well as retaining and encouraging the continued involvement of such persons with the Company.

Under the terms of the Plan, the board of directors may grant options to acquire Common Shares exercisable at a price which is not less than the discounted market price of the Common Shares at the time the option is granted in accordance with TSX Venture Exchange policies, for a term not to exceed

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  2009 Information Circular

five years from the date of their grant, subject to earlier expiration upon termination of office or employment.

Under the Plan, a stock option is non-assignable and vests on the dates set by the directors, in accordance with TSX Venture Exchange policies, which do not allow vesting over a period of less than 18 months or vesting schedules which permit a majority of the shares to be released early in the vesting period rather than equally on a quarterly basis.

All rights to purchase Common Shares pursuant to the Plan terminate (i) within 90 days of the optionee ceasing to be a director, officer, employee, management company employee, or consultant, or (ii) within 12 months after the death of an optionee, unless exercised within that period.

The shareholders of the Company approved the Plan on September 19, 2008, which allowed for a maximum of 9,282,869 shares to be reserved for issuance under the Plan.

Subject to shareholder and regulatory approval, the Company wishes to amend the Plan to increase the maximum number of Common Shares which may be reserved for issuance thereunder to 12,142,376, or such lesser amount that does not exceed 20% of the issued and outstanding Common Shares of the Company on October 2, 2009, the date of the Meeting. All stock options granted under the Plan will continue to adhere to TSX Venture Exchange policies and guidelines. A copy of the Plan, including the proposed amendments, is attached hereto as Exhibit II.

TSX Venture Exchange policies require that a stock option plan reserving for issuance more than 10% of the issued and outstanding shares of a corporation must specify a maximum number of shares issuable under it and cannot have a rolling maximum, such as a specified percentage of the listed and outstanding shares from time to time. In addition, TSX Venture Exchange policies require that corporations obtain shareholder approval in order to change the maximum number of shares issuable under this type of stock option plan. In order to be carried, an ordinary resolution approving the amendment must be passed, with or without modification, by a majority of the votes cast with respect to the resolution by shareholders present in person or by proxy at the Meeting.

The complete text of the ordinary resolution, which management intends to place before the Meeting for the approval, adoption and ratification of the amendments to the plan is as follows:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Company, that:

1.
the Company’s Stock Option Plan approved on September 19, 2008 be amended to increase the maximum number of Common Shares which may be issued pursuant to the Stock Option Plan to 12,142,376, or such lesser amount that does not exceed 20% of the issued and outstanding Common Shares of the Company on October 2, 2009, the date of the Meeting;

2.
the directors of the Company be authorized to make amendments to the Stock Option Plan, from time to time, as may, in their discretion, be considered necessary or advisable or required by the TSX Venture Exchange to have the Stock Option Plan comply with all applicable regulatory requirements;

3.
this ordinary resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Shareholders at any time and in such case, the directors of the Company are hereby authorized to abandon the above described amendment to the Stock Option Plan of the Company without further approval, ratification or confirmation by the Shareholders of the Company, and in such case, this ordinary resolution shall be deemed to have been rescinded; and

4.
any one director or officer of the Company be and he is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other writings as may be required to give effect to this resolution.”

Titan Trading Analytics Inc.
  2009 Information Circular

6.	Disinterested Shareholder Approval of Amended Software Acquisition Agreements

Management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, an ordinary resolution of disinterested shareholders approving amendments to the software transfer agreements which were entered into with respect to the acquisition of certain trading software, as more particularly described below.

Background

The Company has acquired certain executable programs and software-based formulas (the “Gossland Software”) from Michael Gossland, a director and officer of the Company pursuant to the terms of an amended and restated software transfer agreement (the “Gossland Software Transfer Agreement”) dated July 10, 2006 between the Company and Michael Gossland. In exchange for the Gossland Software, the Company will issue to Mr. Gossland, 1,500,000 Common Shares and 1,000,000 performance warrants (the “Performance Warrants”) upon the Company achieving certain gross revenue milestones, as described below.  The Gossland Software Transfer Agreement provides Mr. Gossland with a right of first refusal, in the event that the Company becomes insolvent, to match a proposed sale of the Gossland Software to a third party.

The Company has also acquired certain trading models and their accompanying indicators (the “Cignal Software”) from Philip Carrozza, a director of the Company, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza pursuant to the terms of an amended and restated software transfer agreement (the “Cignal Software Transfer Agreement”) dated July 10, 2006 among the Company, Cignal Technologies, LLC and Philip Carrozza.  In exchange for the Cignal Software, the Company will issue to Cignal Technologies, LLC (“Cignal”) and Mr. Carrozza, 3,000,000 Common Shares and 1,000,000 Performance Warrants upon the Company achieving certain gross revenue milestones, as described below. The Cignal Software Transfer Agreement provides Cignal with a right of first refusal, in the event that the Company becomes insolvent, to match a proposed sale of the Cignal Software to a third party.

The Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement (collectively, the “Software Transfer Agreements”) were approved by the disinterested shareholders at the August 11, 2006 annual and special meeting.  In 2007 and 2008 certain terms of the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement were amended to extend the deadlines of the gross revenue milestones.  These amendments were approved by the disinterested shareholders at the shareholders meetings held on September 14, 2007 and September 19, 2008, respectively.

The following is a summary of the current terms of the Software Transfer Agreements.

1.
The total number of securities issuable pursuant to the Software Transfer Agreements is 4,500,000 Common Shares (3,000,000 Common Shares to Mr. Carrozza and Cignal and 1,5000,000 Common Shares to Mr. Gossland) and 2,000,000 Performance Warrants (1,000,000 Performance Warrants to Mr. Carrozza and Cignal and 1,000,000 Performance Warrants to Mr. Gossland).

2.
The Common Shares are only issuable upon the Company achieving certain gross revenue milestones by May 31, 2009.  One-third of the Common Shares, being 1,500,000 Common Shares, will be eligible to be issued upon the Company achieving cumulative gross revenues from the software of each $400,000, $800,000 and $1,200,000, calculated ending May 31, 2009.  Any Common Shares not earned by May 31, 2009 will not be eligible for issuance.

3.
The first 1,000,000 Performance Warrants are exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2009, provided that the Company has achieved at least $1,200,000 of gross revenue for the period ended May 31, 2009.  The second 1,000,000 Performance Warrants are exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2009, provided that the Company has achieved gross revenue of $1,800,000 for the period ended May 31, 2009.

Titan Trading Analytics Inc.                                                                      2009 Information Circular

The Software

The Gossland Software and the Cignal Software (collectively, the “Software”) can be categorized as automated trading and analytic software that is currently being used by the Company. The Company has developed an automated trading platform using and further developing the Software. The automated trading platform may conceptually be divided into two parts, being trading system software and automatic order execution software.

These parts, when assembled with other components form a complete automated trading system, are capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looking for the pre-defined patterns of movement in price, volume, and time. When a particular pattern is found, a trading signal is generated.

The Company plans to exploit the Software by establishing a profitable trading operation and by marketing and licensing Software to third parties.

The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

Proposed Amendments

The gross revenue milestones have not yet been achieved and therefore, no Common Shares are issuable and no Performance Warrants are exercisable.  The Company proposes to further amend the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement and the Performance Warrants certificates so that Mr. Carrozza, Cignal and Mr. Gossland may be compensated for the software transfers.  The proposed amendments are summarized as follows:

1.
The total number of Common Shares and the amount of the cumulative gross revenue milestones are not proposed to change, however, the Common Shares will only be issued upon the Company achieving the milestones by May 31, 2010.  Any Common Shares not earned by May 31, 2010 will not be eligible for issuance.

2.
The total number of Performance Warrants and the amount of the gross revenue milestones are not proposed to change, however, the Performance Warrants will be exercisable upon the Company achieving the gross revenue milestones for the period ended May 31, 2010.  The exercise prices will remain the same; however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2010.

The proposed amendments to the Gossland Software Transfer Agreement and the Cignal Software Transfer Agreement have been conditionally accepted by the TSX Venture Exchange subject to, among other conditions, disinterested shareholder approval.

The complete text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification of the amendments to the software transfer agreements is as follows:

Titan Trading Analytics Inc.
  2009 Information Circular

“BE IT HEREBY RESOLVED as an ordinary resolution of the Company that:

1.
The following amendments to the amended and restated software transfer agreement dated July 10, 2006, as amended (the “Gossland Software Transfer Agreement”) entered into between the Company, as purchaser and Michael Gossland, as vendor and the amended and restated software transfer agreement dated July 10, 2006, as amended (the “Cignal Software Transfer Agreement”) entered into among the Company, as purchaser and Cignal Technologies, LLC and Philip Carrozza, as vendors, are hereby approved:

(a)
The total number of Common Shares and amount of the cumulative gross revenue milestones will not be amended, however, the Common Shares will only be issued upon the Company achieving the milestones by May 31, 2010.  Any Common Shares not earned by May 31, 2010 will not be eligible for issuance.

(b)
The total number of Performance Warrants and the amount of the gross revenue milestones will not be amended, however, the Performance Warrants will be exercisable upon the Company achieving the gross revenue milestones for the period ended May 31, 2010.  The exercise prices will remain the same; however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2010.

2.
the shareholders of the Company hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

3.
any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution.”

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in the accompanying form in favour of the ordinary resolution approving the amendments to the software transfer agreements with respect to the acquisition of the trading software.  This ordinary resolution requires the approval of a simple majority of the votes cast by disinterested shareholders of the Company, who, being entitled to do so, vote in person or by a proxy at the Meeting of the Company.

7.	Approval of Sale of All or Substantially All of the Company’s Assets

The Disposition

The Shareholders will be asked to approve the disposition (the “Disposition”) by the Company to a wholly-owned subsidiary of the Company to be incorporated (the “Subsidiary”) of substantially all of the assets of the Company (the “Assets”) pursuant to section 190 of the Business Corporations Act (Alberta) (“ABCA”), in exchange for shares of the Subsidiary having a book value equal to $153,152.  The Disposition will be conducted pursuant to an asset sale agreement that will contain terms and conditions which are customary for such agreements.

The Disposition is being made in connection with a reorganization (the “Reorganization”) of the assets

Titan Trading Analytics Inc.                                                                      2009 Information Circular

of the Company.  Pursuant to the Reorganization, the Subsidiary, which is expected to be named “Titan Software Solutions Inc.” or such other name as the board/management deems appropriate, will be incorporated for the purpose of holding all of the Company’s current software and servers, including the Software, as more particularly described in this Management Information Circular under the heading “Disinterested Shareholder Approval of Amended Software Acquisition Agreements”.  A complete list of all the Assets subject to the Disposition is attached hereto as Exhibit 3.  The reason for the Reorganization is to streamline the business of the Company to be more tax and operationally efficient.  The Reorganization will allow for each business unit to be compartmentalized as a separate corporate entity resulting in enhanced liability protection and control over employee reporting. This will also facilitate more timely and accurate disclosure controls and procedures and internal controls over financial reporting by the Company.

The Board of the Directors recommends that the Shareholders vote to approve the Disposition.

Rights of Dissenting Shareholders

The following description of the right to dissent and appraisal to which a shareholder who dissents under the ABCA (“Dissenting Shareholder”) is not a comprehensive statement of procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder’s Common Shares and is qualified in its entirety by the reference to the full text of section 191 of the ABCA, which is attached hereto as Exhibit 4.  A Dissenting Shareholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA.  Failure to strictly comply with the provisions of the ABCA and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Any holder of Common Shares is entitled to dissent to and to be paid the fair value of all, but not less than all, of such Common Shares in accordance with section 191 of the ABCA.  A Dissenting Shareholder must send the Company a written objection to the Disposition, which written objection must be received by the Company at its registered office, at or before the Meeting.  The execution or exercise of a proxy does not constitute written objection for the purposes of the ABCA.

Each Shareholder who might desire to exercise the right to dissent should carefully consider and comply with the applicable provisions of the ABCA and consult their own legal advisor.

Shareholder Approval

Shareholder approval is being sought for the sale of all the assets of the Company pursuant to the applicable statutory requirements because the assets being disposed of are all or substantially all of the assets of the Company.  The shareholders of the Company must therefore approve the Disposition by special resolution in order for the Disposition to become effective.

The complete text of the special resolution to be considered at the Meeting for the approval, confirmation and adoption, with or without modification, is substantially as follows:

“BE IT HEREBY RESOLVED as a special resolution of the Company that:

1.
the disposition (the “Disposition”) by the Company to a wholly-owned subsidiary of the Company to be created (the “Subsidiary”) of all or substantially all of the assets of the Company (the “Assets”) pursuant to section 190 of the Business Corporations Act (Alberta), in exchange for shares of the Subsidiary having a book value equal to $153,152, is hereby authorized and approved;

2.
the execution and delivery in the name of and on behalf of the Company of an asset sale agreement(s), with respect to the sale of the Assets, be and the same is hereby ratified, confirmed and approved and the performance of the terms thereof is hereby authorized and approved;

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  2009 Information Circular

3.
the shareholders of the Company hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard;

4.
any one director or officer of the Company be and is hereby authorized to negotiate, determine and finalize the terms of the Disposition without further approval or ratification of the shareholders of the Company; and

5.
any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution.”

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the special resolution approving the Disposition.  In order to be effective, the special resolution in respect of the approval of the Disposition requires approval of not less than two thirds (2/3) of the votes cast by Shareholders who vote in respect to such special resolution.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favor of the resolutions set forth herein.  All special resolutions to be brought before the Meeting require, for the passing of the same, a two-thirds majority of the votes cast at the Meeting by the holders of Common Shares.  All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.  All approvals by disinterested shareholders require the approval of the shareholders not affected by, or interested in, the matter to be approved.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information of the Company’s most recently completed financial year is provided in the Company’s comparative financial statements and management discussion and analysis available on SEDAR. A shareholder may contact the Company at Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7, Attention:  President, to obtain a copy of the Company’s most recent financial statements and management discussion and analysis.

BOARD APPROVAL

The contents and the sending of this Management Information Circular have been approved by the board of directors of the Company.

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  2009 Information Circular

TITAN TRADING ANALYTICS INC.
ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED AUGUST 25, 2008

EXHIBIT I

AUDIT COMMITTEE TERMS OF REFERENCE

I.	Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors of Titan (the “Titan Directors”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by Titan to regulatory authorities and shareholders, Titan’s systems of internal controls regarding finance and accounting, and Titan’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, Titan’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor Titan’s financial reporting and internal control system and review Titan’s financial statements.

•	Review and appraise the performance of Titan’s external auditors.

•	Provide an open avenue of communication among Titan’s auditors, financial and senior management and the Titan Directors.

II.	Composition

The Committee shall be comprised of three directors as determined by the Titan Directors, the majority of whom shall be independent directors, pursuant to the policies of the TSX Venture Exchange.

At least one member of the Committee shall have accounting or related financial management expertise.  It is the goal of Titan that all members of the Committee are financially literate.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of Titan's Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by Titan's financial statements.

The members of the Committee shall be elected by the Titan Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the Titan Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Titan Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

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  2009 Information Circular

IV.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.
Review Titan's financial statements, MD&A and any annual and interim earnings, press releases before Titan publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.	Require the external auditors to report directly to the Committee.

4.	Review annually the performance of the external auditors who shall be ultimately accountable to the Titan Directors and the Committee as representatives of the shareholders of Titan.

5.	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and Titan and confirming their independence from Titan.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the Titan Directors take, appropriate action to oversee the independence of the external auditors.

8.
Recommend to the Titan Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9.	Review with management and the external auditors the terms of the external auditors’ engagement letter.

10.
At each meeting, consult with the external auditors, without the presence of management, about the quality of Titan’s accounting principles, internal controls and the completeness and accuracy of Titan's financial statements.

11.	Review and approve Titan's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Titan.

12.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13.
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by Titan’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to Titan constitutes not more than five percent of the total amount of revenues paid by

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  2009 Information Circular

Titan to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by Titan at the time of the engagement to be non-audit services; and

(iii)
such services are promptly brought to the attention of the Committee by Titan and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of Titan Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

14.	In consultation with the external auditors, review with management the integrity of Titan's financial reporting process, both internal and external.

15.	Consider the external auditors’ judgments about the quality and appropriateness of Titan’s accounting principles as applied in its financial reporting.

16.	Consider and approve, if appropriate, changes to Titan’s auditing and accounting principles and practices as suggested by the external auditors and management.

17.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18.
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19.	Review any significant disagreement among management and the external auditors regarding financial reporting.

20.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21.	Review certification process.

22.	Establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Titan regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Titan of concerns regarding questionable accounting or auditing matters.

Other

23.           Review any related-party transactions.

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V.           Authority

The Committee may:

(a)	engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to Titan’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

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  2009 Information Circular

TITAN TRADING ANALYTICS INC.
ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED AUGUST 25, 2009

EXHIBIT II

STOCK OPTION PLAN

(to be approved by the shareholders on October 2, 2009)

Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Titan Trading Analytics Inc. and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation.

Administration

The Plan shall be administered by the board of directors of the Corporation, or if appointed, by a special committee of Directors appointed from time to time by the board of directors of the Corporation (such committee, or if no such committee is appointed, the board of directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the board of directors.

Granting of Options

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively, the "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a)
the total number of Common Shares issuable pursuant to the Plan shall not exceed 12,142,376 Common Shares, subject to adjustment as set forth in section "Alterations in Shares" hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange;

(b)	the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c)	the aggregate number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(d)	the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

(e)
unless the Plan has been approved by the shareholders of the Corporation at a meeting thereof by a majority of the votes cast at the meeting, other than votes attaching to securities beneficially owned by Insiders of the Corporation to whom Common Shares may be issued pursuant to the Plan, and Associates of any such Insiders;

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(i)	the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii)           the maximum number of Common Shares which may be issued to Insiders, withina one-year period, may not exceed 10% of the number of Outstanding CommonShares; and

(iii)           the maximum number of Common Shares which may be issued to any oneInsider and the Associates of such Insider, within a one-year period, may notexceed 5% of the number of Outstanding Common Shares;

provided that for the purposes of paragraphs (i), (ii), and (iii) above, an entitlementgranted prior to the grantee becoming an Insider may be excluded in determining thenumber of Common Shares issuable to Insiders.

Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, provided that the Options shall not vest on more favourable terms than one-third of the total number of Options granted on the date of grant and on each of the 12-month and 18-month anniversaries of the date of grant.

Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange. In the event that the Corporation proposes to reduce the Exercise Price of Options granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years for TSX Venture Exchange Tier 2 Issuers). Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable or transferable. In addition, each Option shall provide that:

(a)
upon the death of the Optionee, the Option shall terminate on the date determined by theCommittee, which date shall not be later than the earlier of the expiry date of theOption andone year from the date of death (the "Termination Date");

(b)
if the Optionee shall no longer be a Director or Officer of, be in the employ of, or beproviding ongoing management or consulting services to the Corporation, the Option shallterminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

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(c)
if the Option is granted to an Optionee who is engaged in Investor Relations Activities onbehalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date") not in excess of 30 daysprescribed by the Committee at the time of grant, following the date that the Optioneeceases to provide ongoing Investor Relations Activities;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

Any Common Shares issued upon the partial or full exercise of an Option become automatically available to be made the subject of a new Option, provided that the total number of Common Shares reserved for issuance does not exceed 12,142,376.

Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the Securities Act), which is not exempt from the take-over bid requirements of Part 14 of the Securities Act (or its replacement or successor provisions), shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition of the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges.  Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

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Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve, or authorize the Officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval, if required, is given.

Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option, and the issuance of Common Shares thereunder will not require a resolution or approval of the board of directors of the Corporation.

Prior Plans

This Plan shall come into force and effect on October 2, 2009 and entirely replaces and supersedes prior share option plans enacted by the board of directors of the Corporation, or its predecessor corporations.

Definitions

(a)           if in this Plan, capitalized terms used herein that are not otherwise defined herein shall havethe meaning ascribed thereto in the Corporate Finance Manual of the TSX VentureExchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual.

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(b)
"Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

Effective Date

This Plan is effective from October 2, 2009.

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  2009 Information Circular

TITAN TRADING ANALYTICS INC.
ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED AUGUST 25, 2009

EXHIBIT III

LIST OF ASSETS INCLUDED IN THE DISPOSITION

Server Room Assets
Item	Quantity

Dell Poweredge 1950	20
Blade chassis	1
Sunblade X625	5
Graybox Servers	4
4-post rack	2
Dell PowerVault MD1000	4
SATA HDD 750 GB	33
Server Console	1
Balkin 16 Channel KVM	2
D-Link DGS-1005D	1
D-Link DGS 3048	1
Linksys SRW2024 switch	1
Cisco 1800 Series Router	2
APC Smart-UPS 1500	2
Powerware UPS	1
Custom workstations	8
18” screens	19
22” screens	3
APC Back-UPS RS 1500	1
Summit X450E-48P switch	1

Book Value at Time of Acquisition	$153,152

Note:  The assets being transferred are those which are used in the development of the Company’s TickAnalyst Product Suite.  The software valuation will be completed by a third party and appropriate accounting of such will be provided in subsequent Financial Statements and Management Discussion & Analysis.

Titan Trading Analytics Inc.
  2009 Information Circular

TITAN TRADING ANALYTICS INC.
ATTACHMENT TO THE MANAGEMENT INFORMATION CIRCULAR DATED AUGUST 25, 2009

EXHIBIT IV

SECTION 191 OF THE BUSINESS CORPORATION ACT (ALBERTA)

(1)  Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)           amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)           amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)           amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)           amalgamate with another corporation, otherwise than under section 184 or 187,

(d)           be continued under the laws of another jurisdiction under section 189, or

(e)           sell, lease or exchange all or substantially all its property under section 190.

(2)  A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)  In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)  A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)           at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)           if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)  An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)           by the corporation, or

(b)           by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)  If an application is made under subsection (6), the corporation shall, unless the Court otherwise

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orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)  Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)           at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)           within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)  Every offer made under subsection (7) shall

(a)           be made on the same terms, and

(b)           contain or be accompanied with a statement showing how the fair value was determined.

(10)  A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)  A dissenting shareholder

(a)           is not required to give security for costs in respect of an application under subsection (6), and

(b)           except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)  In connection with an application under subsection (6), the Court may give directions for

(a)           joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)           the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)           the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)           the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)           the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)           the service of documents, and

(g)           the burden of proof on the parties.

(13)  On an application under subsection (6), the Court shall make an order

(a)           fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)           giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)           fixing the time within which the corporation must pay that amount to a shareholder, and

(d)           fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)  On

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(a)           the action approved by the resolution from which the shareholder dissents becoming effective,

(b)           the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)           the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)  Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)  Until one of the events mentioned in subsection (14) occurs,

(a)           the shareholder may withdraw the shareholder’s dissent, or

(b)           the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)  If subsection (20) applies, the corporation shall, within 10 days after

(a)           the pronouncement of an order under subsection (13), or

(b)           the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)  Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)           the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)           the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

Titan Trading Analytics Inc.
  2009 Information Circular